

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2023

Jingwei Zhang
Chief Financial Officer
MingZhu Logistics Holdings Limited
27F Yantian Modern Industry Service Center
No. 3018 Shayan Road, Yantian District
Shenzhen, Guangdong, China 518081

   **Re: MingZhu Logistics Holdings Limited**
    **Amendment No. 3 to Form 20-F for the fiscal year ended December 31, 2021**
    **filed February 8, 2023**
    **Response dated February 8, 2023**
    **File No. 001-39654**

Dear Jingwei Zhang:

   We have reviewed your February 8, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 5, 2023 letter.

Amendment No. 3 to Form 20-F for the fiscal year ended December 31, 2021

Capital Expenditures, page 114

1. We note your response to prior comment 4. Please revise the disclosures to appropriately identify and clearly describe the term adjusted capital expenditure as a non-GAAP financial measure and provide the disclosures required by Item 10(e) of Regulation S-K. Refer to Question 100.05 of the Compliance Disclosure and Interpretations on Non-GAAP Financial Measures, updated December 13, 2022.

Note 11 - Acquisition, page F-20

2.   We note your response to prior comment 5.  Since your ordinary shares are trading in an active market it appears to us the quoted price on NASDAQ provides the most reliable evidence of fair value.  Accordingly, please revise your valuation of the shares issued in these acquisitions as purchase consideration to be based on the quoted trading price of your ordinary shares on the dates of acquisitions, as required by ASC 820-10-35-41, or demonstrate to us how you met the exception criteria specified in paragraph ASC 820-10-35-41C to use an alternative pricing method.

You may contact Brian McAllister at (202) 551-3341 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation